
June 28, 2010

<u>via U.S. mail and facsimile</u>

Robert G. Lewis
Chief Financial Officer
Rubicon Minerals Corporation
1540-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

>   **Re:**   **Rubicon Minerals Corporation**
>   **Annual Report on Form 40-F**
>   **Filed March 31, 2010**
>   **File No. 1-32292**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99.7</u>

1.   We note that the Section 906 certification by your chief financial officer refers to your Form 40-F for the period ended December 31, 2008. Please file a revised certification that addresses your Form 40-F for the period ended December 31, 2009. Please include such filing in a full amendment to your annual report, including newly executed certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal Mukerjee at 202-551-3340, or in his absence, Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director